Exhibit 99.1

PropertyGuru Enters into Definitive Merger Agreement to be Acquired by EQT Private Capital

Asia for USD 1.1 Billion

SINGAPORE & NEW YORK, August 16, 2024 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading1, property technology (“PropTech”) company, today announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with affiliates of BPEA Private Equity Fund VIII Limited (“EQT Private Capital Asia”), part of EQT AB, a purpose-driven global investment organization, pursuant to which the Company will be acquired by EQT Private Capital Asia in an all-cash transaction (the “Merger”) that values PropertyGuru at an equity value of approximately USD1.1 billion. PropertyGuru’s Board of Directors, acting upon the recommendation of a special committee (the “Special Committee”) of PropertyGuru’s Board of Directors, has unanimously approved and resolved to recommend approval of the Merger by PropertyGuru’s shareholders. The Special Committee negotiated the terms of the Merger Agreement with assistance of financial and legal advisors.

Under the terms of the Merger Agreement, at the effective time of the Merger, each ordinary share of the Company issued and outstanding immediately prior to the effective time (other than certain excluded shares) will be cancelled and converted automatically into the right to receive an amount in cash equal to USD6.70 per share, without interest.

The merger consideration represents a 52% premium to PropertyGuru’s closing share price on May 21, 2024, the last unaffected trading day prior to media speculation regarding a potential transaction, and a 75% and 86% premium to the Company’s 30-day and 90-day volume-weighted average share price, respectively, for the period ending May 21, 2024.

Major shareholders, TPG Asia VI SF Pte. Ltd. and TPG Asia VI SPV GP LLC, in its capacity as general partner of TPG Asia VI Digs 1 L.P. (collectively, “TPG”) and Epsilon Asia Holdings II Pte. Ltd., an entity managed by global investment fund KKR (“KKR”), which hold a combined 56% ownership of ordinary shares outstanding, have entered into voting and support agreements with the Company and EQT Private Capital Asia in support of the Merger.

Hari V. Krishnan, CEO & MD, PropertyGuru Group, said, “We are pleased to embark on this new chapter with EQT. This partnership follows years of transformative growth, supported by TPG and KKR, which has established us as Southeast Asia’s leading PropTech platform. As we continue to innovate and deliver value to our consumers, customers, and stakeholders across the region, EQT’s global expertise in building marketplaces and commitment to sustainable growth will further strengthen our vision to power communities to live, work, and thrive in tomorrow’s cities.”

Janice Leow, Partner in the EQT Private Capital Asia advisory team and Head of EQT Private Capital Southeast Asia, said, “PropertyGuru has firmly established itself as the leading property marketplace platform in Southeast Asia, and we are deeply impressed by the strong foundation it has built over the past 17 years as well as with its talented team. We believe our offer provides shareholders with compelling value and certainty, while strategically positioning PropertyGuru to fully harness its long-term growth potential. With EQT’s significant experience in the technology, online classifieds and marketplace sectors, we aim to further strengthen PropertyGuru’s platform, driving enhanced innovation and deeper engagement with its consumers, customers and stakeholders.”

[1]	Based on SimilarWeb data between October 2023 and March 2024.

Transaction Details

The transaction is expected to close in Q4 2024 or Q1 2025, subject to customary closing conditions, including approval by PropertyGuru’s shareholders and receipt of regulatory approvals. The transaction is not subject to a financing condition.

Upon completion of the transaction, PropertyGuru’s shares will no longer trade on the New York Stock Exchange, and PropertyGuru will become a private company. PropertyGuru’s headquarters will remain in Singapore.

Advisors

Moelis & Company LLC is serving as financial advisor to the Special Committee and Freshfields Bruckhaus Deringer LLP is serving as legal counsel to the Special Committee. Morgan Stanley Asia (Singapore) Pte. is serving as financial advisor to EQT Private Capital Asia, and Ropes & Gray LLP is acting as legal advisor to EQT Private Capital Asia. J.P. Morgan Securities Asia Private Limited is serving as financial advisor to KKR and TPG, and Latham & Watkins LLP is serving as legal advisor to KKR and TPG.

Additional Information about the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include the Merger Agreement as an exhibit thereto. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail or otherwise provide to its shareholders a proxy statement that will include a copy of the Merger Agreement. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. Shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge from the SEC’s website (http://www.sec.gov).

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About PropertyGuru Group

PropertyGuru is Southeast Asia’s leading1 PropTech company, and the preferred destination for over 28 million property seekers2 to connect with over 46,000 agents monthly3 to find their dream home. PropertyGuru empowers property seekers with more than 2.1 million real estate listings4, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand and Vietnam.

PropertyGuru.com.sg was launched in Singapore in 2007 and since then, PropertyGuru Group has made the property journey a transparent one for property seekers in Southeast Asia. In the last 17 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio including leading property marketplaces and award-winning mobile apps across its core markets; mortgage marketplace, PropertyGuru Finance; home services platform, Sendhelper; a host of proprietary enterprise solutions under PropertyGuru For Business including DataSense, ValueNet, Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

About EQT

EQT is a purpose-driven global investment organization with EUR 246 billion in total assets under management (EUR 133 billion in fee-generating assets under management), within two business segments – Private Capital and Real Assets. EQT owns portfolio companies and assets in Europe, Asia-Pacific and the Americas and supports them in achieving sustainable growth, operational excellence and market leadership.

More info: www.eqtgroup.com

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[2]	Based on Google Analytics data between October 2023 and March 2024
[3]	Based on data between January 2024 and March 2024
[4]	Based on data between October 2023 and March 2024

Forward-Looking Statements

Forward-looking statements in this announcement, which are not historical facts, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the Merger involving the Company, and affiliates of EQT Private Capital Asia. In some cases, readers can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to consummate the Merger in a timely manner or at all; the satisfaction (or waiver) of closing conditions to the consummation of the Merger; potential delays in consummating the Merger; the ability of the Company to timely and successfully achieve the anticipated benefits of the Merger; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger; the Company’s ability to implement its business strategy; significant transaction costs associated with the Merger; potential litigation relating to the Merger; the risk that disruptions from the Merger will harm the Company’s business, including current plans and operations; the ability of the Company to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; legislative, regulatory and economic developments affecting the Company’s business; changes in domestic and foreign business, market, financial, political and legal conditions; the evolving legal, regulatory and tax regimes under which the Company operates; potential business uncertainty, including changes to existing business relationships, during the pendency of the Merger that could affect the Company’s financial performance; restrictions during the pendency of the Merger that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities; competitive pressures in and any disruption to the industry in which the Company and its subsidiaries operates, as well as the Company’s response to any of the aforementioned factors; and other risks discussed in the Company’s filings with the SEC.

All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. Readers are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date of this announcement. The Company does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If the Company updates one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this announcement does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

Media
PropertyGuru Group	EQT
Sheena Chopra	EQT Press Office: press@eqtpartners.com
sheena@propertyguru.com.sg mediaenquiry@propertyguru.com.sg